Filed Pursuant to Rule 433

Registration Statement No. 333-220623

Issuer Free Writing Prospectus Dated October 16, 2017

Relating to Preliminary Prospectus Dated October 16, 2017

Initial Public Offering NASDAQ: MBIN October 2017

Disclaimers This presentation contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements express management’s current expectations, forecasts of future events or long-term goals and, by their nature, are subject to assumptions, risks and uncertainties, many of which are beyond the control of the Company. Actual results could differ materially from those indicated. These statements are often, but not always, made through the use of words or phrases such as “may,” “might,” “should,” “could,” “predict,” “potential,” “believe,” “expect,” “attribute,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “goal,” “target,” “outlook,” “aim,” “would,” “annualized” and “outlook,” or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. Forward-looking statements speak only as of the date they are made and are inherently subject to uncertainties and changes in circumstances, including those described under the heading “Risk Factors” in the Company’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission (“SEC”). Forward-looking statements are not guarantees of future performance and should not be relied upon as representing management’s views as of any subsequent date. The Company undertakes no obligation to update forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. This presentation is not an offer to sell securities, nor is it a solicitation of an offer to buy securities in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction. Neither the SEC nor any other regulatory body has approved or disapproved of the securities of the Company or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense. Except as otherwise indicated, this presentation speaks as of the date hereof. The delivery of this presentation shall not, under any circumstances, create any implication there has been no change in the affairs of the Company after the date hereof. This presentation includes industry and market data that we obtained from periodic industry publications, third-party studies and surveys. Although we believe this industry and market data is reliable as of the date of this presentation, this information could prove to be inaccurate. Industry and market data could be inaccurate because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein. This presentation contains financial information determined by methods other than in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Management uses these “non-GAAP” measures in its analysis of our performance. Management believes that these non-GAAP financial measures allow for better comparability with prior periods, as well as with peers in the industry who provide a similar presentation, and provide a further understanding of our ongoing operations. These disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. A reconciliation of the non-GAAP measures used in this presentation to the most directly comparable GAAP measures is provided on slide #32 in the Appendix to this presentation. The Company has filed a Registration Statement on Form S-1 (including a prospectus) with the SEC (File No: 333-220623) for the offering to which this communication relates. Before you invest, you should read the prospectus in that Registration Statement for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may request a copy the prospectus by contacting: Sandler O’Neill + Partners, L.P. at toll-free 1-866-805-4128 or by emailing syndicate@sandleroneill.com or Stephens Inc. at toll-free 1-800-643-9691 or by emailing prospectus@stephens.com.

3 Offering Summary Issuer: Merchants Bancorp Proposed Exchange / Ticker: Nasdaq / “MBIN” Shares Offered: 5,555,555 shares (100% Primary) Offering Size: $100 million (at the midpoint) Filing Range: $17 – $19 per share Overallotment Option: 15% (100% Primary) Lock-Up: 180 Days for directors, executive officers and certain shareholders Use of Proceeds: Contribution to Merchants Bank to support balance sheet growth General corporate purposes, which could include future acquisitions and other growth initiatives Completion of pending acquisition of Joy State Bank for ≈ $5.8MM Lead Book-Running Managers: Sandler O’Neill + Partners, L.P., Stephens Inc. Passive Book-Running Manager: Raymond James & Associates, Inc. Co-Manager: SunTrust Robinson Humphrey, Inc.

4 Experienced Management Team Executive & Title Years in Industry Relevant Experience Michael Petrie Chairman & CEO of Merchants Bancorp 38 Mr. Petrie has served as the Chairman and Chief Executive Officer of Merchants and Merchants Bank since October 2006 and March 2002, respectively, and President of PR Mortgage since it was founded by Mr. Petrie and Mr. Rogers in August 1990. In 2005, Mr. Petrie served as Chairman of the Mortgage Bankers Association Board of Directors, Washington, D.C. Michael Dunlap Director, President and Co-COO of Merchants Bank of Indiana 25 Mr. Dunlap has served as a director of Merchants since May 2014 and has been President and Co-COO of Merchants Bank since May 2014. He joined Merchants Bank as Senior Vice President of Mortgage Banking in 2009. Prior to joining Merchants Bank, he served as the CFO of National City Mortgage, now a part of PNC John Macke Chief Financial Officer of Merchants Bancorp and Merchants Bank 25 Mr. Macke joined Merchants in July 2017 as the Chief Financial Officer. Prior to joining Merchants, Mr. Macke served as Executive Vice President of Capital Markets at Stonegate Mortgage Corporation where he also served as Chief Financial Officer from April 2013 to May 2014 after joining in January 2012 Insiders own 92% of Merchants Bancorp No insider selling in IPO

Merchants Bancorp – Selected History 5 PR Mortgage is founded by Michael Petrie and Randall Rogers in August 1990 1990 Acquisition of Symphony Bancorp in January 2009 ($55.0MM in total assets) 2009 Bank changes name to “Merchants Bank of Indiana” in April 2009 and launches mortgage warehouse business line 2009 Merchants Bancorp enters into an agreement and plan of merger with Joy State Bank in October 2016 ($42.6MM in total assets as of June 30, 2017) 2016 Merchants Bancorp acquired 100% of equity interests of RICHMAC Funding, LLC. in August 2017 2017 Acquisition of Greensfork Township State Bank in March 2002 ($6.7MM in total assets) 2002 Establishment of NattyMac Funding, Inc. 2014

Who We Are and What We Do

✓ *Who We Are*

- Diversified financial services company headquartered in Carmel, Indiana with $3.1B in assets as of June 30, 2017 and a history dating to 1990
- Three principal business lines offer a balanced and diverse revenue stream that lessens earnings volatility through various economic, credit and interest rate cycles:
  1. Multi-family Mortgage Banking – *42% of net revenues*[1]
     – FHA lender to developers of multi-family residential and healthcare properties
  2. Mortgage Warehousing – *33% of net revenues*[1]
     – Warehouse lender to independent mortgage banks
  3. Banking – *25% of net revenues*[1]
     – Traditional community banking

✓ *What We Do*

- 30+% CAGR in assets, total loans, and deposits since 2012
- June 30, 2017 YTD ROAA of 1.74% with lowest pro forma ROAA[2] over the past five years equal to 1.24%
- June 30, 2017 YTD ROATCE of 25.40% with lowest pro forma ROATCE[2] over the past five years equal to 19.86%

1) Net revenues equal to net interest income plus noninterest income for the six months ended June 30, 2017.
2) In 2014, for federal income tax purposes, Merchants converted from a Subchapter S corporation to a C corporation. The 2012 and 2013 performance metrics reflect adjustments to net income to enhance comparability with subsequent years. Specifically, for 2012 and 2013, net income is adjusted for pro-forma federal and state corporate income tax expenses to which Merchants was subject following the conversion to a C corporation, using an assumed income tax rate of 40%. Net income also was adjusted for 2014 to reverse the charge Merchants recorded for the conversion of deferred tax liabilities in connection with the conversion from a Subchapter S to C corporation.

6

Recent Company Awards / Accolades 2016: Merchants Bancorp is #25 of 546 total banks on the list of top-performing banks with assets between $1.0B and $10.0B, according to SNL Financial a subsidiary of S&P Global Market Intelligence 7 June 2017: Indiana Chamber of Commerce recognizes Merchants Bancorp as one of the best places to work in Indiana for the second year in a row July 2017: Indianapolis Business Journal (IBJ) identifies Merchants as the 21st fastest growing company in the Indianapolis area

Financial Highlights 8 Financial Highlights¹ Balance Sheet (Dollars in thousands) Total Assets $3,091,500 Cash and Securities ² $952,779 Total Loans, net ³ $2,047,421 Total Deposits $2,771,501 Total Equity $226,513 Tangible Equity / Tangible Assets 7.31% Asset Quality NPAs / Assets 0.10% NPLs / Loans Held for Investment 0.30% Reserves / Loans Held for Investment 0.64% Net Charge-offs (Recoveries) / Avg. Loans (0.01%) Profitability (YTD Annualized) ROAA 1.74% ROATCE 25.40% Noninterest Income / Net Revenue 45.80% Efficiency Ratio 27.61% Net Interest Margin 2.23% Yield on Loans ³ 4.08% Cost of Deposits 0.70% Financial data as of or for the six months ended June 30, 2017. Cash and Securities includes cash and cash equivalents, securities purchased under agreements to resell, trading securities, available for sale securities, and FHLB stock. Loans include loans held for sale.

Executive Summary Experienced management team that averages over 30 years’ experience in financial services has a long-term track record of performance, growth and industry involvement Founders come from a loan review and workout background and have built both credit and interest rate risk management into the core culture of the company Low risk assets combined with an efficient cost structure have resulted in better than industry financial performance Three principal business lines of Multi-family Mortgage Banking, Mortgage Warehousing, and Banking offer insulation through various economic and interest rate cycles Balanced and diverse revenue stream that is expected to reduce earnings volatility Complementary business lines provide referral, operating, and funding synergies 30+% CAGR in Assets, Total Loans, and Deposits since 2012 with better than industry ROA and ROE Expanded capital base is expected to allow the company to execute on multiple growth strategies and pursue strategic acquisitions 9

Three Main Business Lines

	Multi-family Mortgage Banking (PR MORTGAGE & INVESTMENTS)	Mortgage Warehousing (MERCHANTS BANK OF INDIANA)	Banking (MERCHANTS BANK OF INDIANA)
Overview	✓ Started in 1990 ✓ Top tier FHA multi-family lender focused on affordable and workforce housing, not luxury or higher end market ✓ Originated $906MM in loans for YTD 6/30/2017 versus $332MM for YTD 6/30/2016 ✓ Servicing portfolio has grown from $2.8B in 2012 to $6.2B at 6/30/17	✓ Started in 2009 ✓ Established lines with 3 of the largest non-bank mortgage companies in the country ✓ Funded $24.8B of loans in 2016 ✓ Innovative leader in e-note warehouse lending ✓ Constrained by capital limitations for five years	✓ Started in 2002 ✓ 5 branch locations operated in 3 segments 1) MBI-Indianapolis: focused on multi-family bridge lending, C&I lending, SBA lending, and retail banking 2) MBI-Lynn: located in eastern Indiana, historic focus on agricultural lending and is PR Mortgage's warehouse lender for its agency loans 3) Merchants Mortgage: focused on single family mortgage origination & servicing
Strategy	✓ Natural mortgage banking hedge between origination and servicing ✓ Leverage relationships with unaffiliated originators to diversify geography and revenue and increase servicing ✓ Purchase existing mortgage banking operations ✓ Growing list of channels and product offerings (LIHTC, Bridges, FNMA & FHLMC Affordables)	✓ NattyMac funding model is scalable to other loan participation clients ✓ Match funded with customers' custodial deposits ✓ Continue to develop e-note warehousing system; facilitates a fully electronic mortgage loan	✓ Multi-family construction and bridge loans referred by PR Mortgage ✓ Grow retail and correspondent mortgage banking through Merchants Mortgage in coordination with Warehouse Financing ✓ FNMA, FHLMC, FHA and USDA approvals received in 2017 ✓ GNMA Custodian for PR Mortgage and other customers

10

Balanced Business Model 11 Net revenues equal to net interest income plus noninterest income. Note: Percentages in pie charts do not sum to 100.0% because they are not inclusive of “Other,” which can be found in Segment Reporting on slides 27 – 29. Net Revenues (1) Net Income YTD Q2 2017 2016 2015 Multi-family Mortgage Banking: 184% Mortgage Warehousing: 16% Banking: 20% YTD Q2 2017 Year-Over-Year Growth YTD Q2 2017 Year-Over-Year Growth Total: $54.0MM Total: $82.5MM Total: $69.1MM YTD Q2 2017 2016 2015 Total: $23.9MM Total: $33.1MM Total: $28.4MM Multi-family Mortgage Banking: 288% Mortgage Warehousing: 20% Banking: 27%

Multi-family Mortgage Banking 42% Net Revenue Contribution YTD June 30, 2017 PR Mortgage is engaged in multi-family mortgage banking, specializing in originating and servicing loans for rental housing and healthcare facility financing Differentiated focus on the affordable and workforce housing niche, not luxury housing Primarily originates FHA loans that are sold as Ginnie Mae mortgage backed securities within approximately 30 days of origination. The loans are sold and servicing is retained allowing for gain on sale income plus servicing fees over the life of the loan Other originations include bridge and construction financing that are referred to the Banking segment, which primes the pipeline for the permanent agency loans Because of its focus on credit quality and strict underwriting, since 1990, Merchants has had only one FHA loan claim Also facilitates strong conversion rate of bridge and construction loans to permanent agency mortgages PR Mortgage originated $1.2B in loans in full-year 2016 and $906MM during the six months ended June 30, 2017 As of June 30, 2017, PR Mortgage’s servicing portfolio was $6.2B RICHMAC Funding acquisition opens up Fannie Mae and Freddie Mac and additional affordable lending programs Expanded capital base is expected to allow for growth of bridge and construction loan portfolio 12

Mortgage Warehousing 33% of Net Revenue Contribution YTD June 30, 2017 Merchants Bank saw an opportunity to start its warehouse lending business in 2009 amid significant market turmoil Despite being capital constrained over the last five years, outstanding balances have grown to $1.2B from warehouse lines of credit and loan participations to single and multi-family lenders as of June 30, 2017 Funded with warehouse customer, corporate and custodial balances of $1.1B Merchants builds credit risk management throughout its warehouse lending process and has had zero credit losses since inception Natty Mac model can be replicated to provide a return to shareholders using mortgage banker’s capital Innovative e-Note platform is in operation today at the beginning of industry adoption curve Allows a fully electronic mortgage to turn quickly and generate higher ROE Lines of credit collateralized by mortgage servicing rights lead to growth opportunities in loans and corporate and custodial deposits 13

MBI-Indianapolis serves the Indianapolis market as a community bank and provides funding arrangements for the multi-family mortgage banking segment. It also generates SBA and C&I loans Holds loans comprised of multi-family construction and bridge loans referred by PR Mortgage, C&I loans, SBA loans, residential mortgage loans and consumer loans Expanded lending limit from new capital allows Merchants to compete for larger local clients Additional capital will allow MBI to retain assets currently sold off in participation agreements Started SBA 7(a) lending in 2016 MBI-Lynn is located in East Central Indiana and primarily provides agricultural loans within its market area. Low credit risk profile has resulted in less than $25,000 in credit losses in our agricultural loan portfolio since December 31, 2002 MBI-Lynn is the warehouse lender for PR Mortgage permanent agency loans 48% of agricultural loan portfolio is FSA guaranteed at June 30, 2017 Bank operations function for Merchants Bank Merchants Mortgage is a full service retail and correspondent single-family mortgage origination and servicing platform that was started in February 2013 Offers agency eligible and jumbo fixed and hybrid adjustable rate mortgages for purchase or refinancing Company is staffed for growth and received agency approvals (FNMA, FHLMC, FHA, USDA) in 2017 Expanded capital base will allow correspondent channel to grow in coordination with warehouse lending Merchants has an acquisition pending for Joy State Bank, headquartered in Joy, Illinois, which will expand Merchants’ footprint into Illinois Joy State Bank (Total assets June 30, 2017: $42.6MM) will operate under a separate charter and provide access to the Federal Home Loan Bank of Chicago and affordable lending programs Banking 25% of Net Revenue Contribution YTD June 30, 2017 14

Diversified Revenue Base 15 Balance of Net Interest and Noninterest Income ($MM) Chart is not inclusive of “Other,” which can be found in Segment Reporting on slides 27 – 29. LTM represents last twelve months results ending June 30, 2017. Note: Financial information as of June 30, 2017. LTM 2017 Balance of Net Interest and Noninterest Income By Segment(1) (2) ($MM) Net Interest Income CAGR: 26.4%

Loans and Securities Portfolio 16 Note: Financial information as of or for the period ended June 30, 2017. Loans are predominantly agency eligible with variable rates or short maturities Average yield on loans (YTD): 4.08% 79% of Merchants Bank’s assets reprice in 90 days or less Nonperforming assets to total assets consistently below 0.20% over the past five years Multi-family custodial deposits are the primary funding for the $378MM available for sale securities portfolio which, as required by GNMA guidelines, consists primarily of callable, government-backed or agency securities with maturities less than 2 years, which minimizes interest rate exposure and credit risk

Funding Strategy 17 Deposit Mix¹ Funding Sources $2.8B in total deposits at June 30, 2017 Mortgage Custodial Deposits: $1.5B Commercial Deposits: $383MM Consumer Deposits: $905MM $633MM in noninterest bearing deposits (included in the deposit balances above) Weighted average cost of deposits of 0.70% FHLB line capacity of $386MM as of June 30, 2017 with the FHLB Indianapolis Cost of Deposits¹: 0.70% For the Six Months Ended June 30, 2017: Deposit balances and related costs are based on average deposits for the six months ended June 30, 2017.

Net Charge-Offs (Recoveries) / Average Loans Reserves/ Loans Held For Investment Highly Disciplined Credit Culture Nonperforming Assets / Total Assets Nonperforming Loans / Total Loans 18 ALLL/NPLs as of 6/30/17: 213%

Net Income ($MM) (1) Total Deposits ($MM) Significant Growth Across Various Cycles Total Gross Loans ($MM) Total Assets ($MM) 19 In 2014, for federal income tax purposes, Merchants converted from a Subchapter S corporation to a C corporation. The 2012 and 2013 performance metrics reflect adjustments to net income to enhance comparability with subsequent years. Specifically, for 2012 and 2013, net income is adjusted for pro-forma federal and state corporate income tax expenses to which Merchants was subject following the conversion to a C corporation, using an assumed income tax rate of 40%. Net income also was adjusted for 2014 to reverse the charge Merchants recorded for the conversion of deferred tax liabilities in connection with the conversion from a Subchapter S to C corporation. Green bar represents pro forma net income for the six months ended June 30, 2017; grey bar represents pro forma net income for the six months ended December 31, 2016.

Efficiency Ratio(2) Noninterest Income / Net Revenue Track Record of Strong Profitability Pro Forma Return on Average TCE (1) Pro Forma Return on Average Assets(1) 20 In 2014, for federal income tax purposes, Merchants converted from a Subchapter S corporation to a C corporation. The 2012 and 2013 performance metrics reflect adjustments to net income to enhance comparability with subsequent years. Specifically, for 2012 and 2013, net income is adjusted for pro-forma federal and state corporate income tax expenses to which Merchants was subject following the conversion to a C corporation, using an assumed income tax rate of 40%. Net income also was adjusted for 2014 to reverse the charge Merchants recorded for the conversion of deferred tax liabilities in connection with the conversion from a Subchapter S to C corporation. The efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income (See “Reconciliation of Non-GAAP Measures” on slide 32).

Capital Position to Support Future Growth 21 Each $1.00 increase or (decrease) in the assumed initial public offering price of $18.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase or (decrease), respectively, the amount of cash and cash equivalents, total stockholders’ equity and total capitalization by approximately $5.2MM, assuming the number of shares offered by Merchants, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by Merchants and does not include shares available to the underwriters in the overallotment option. Excludes the impact of the RICHMAC acquisition on Merchants’ balance sheet. Net proceeds are assumed to have a 0% risk-weighting and are not included in average assets. Deductions and other adjustments to the capital measure ‘‘Common Equity Tier 1’’ are being phased in over a four-year period, and began as of January 1, 2016 at the 0.625% level with increases at that amount each subsequent January 1 until it reaches 2.5% on January 1, 2019. Tangible common equity to tangible assets is a non-GAAP financial measure. For more information on this financial measure, see the appendix for a reconciliation. Assumes basic shares outstanding of 21,497,667 as of August 31, 2017, as adjusted for 2.5-for-1 stock split effective July 6, 2017 and as adjusted for issuance of 383,271 shares of common stock to acquire RICHMAC Funding, LLC in August 2017, but excludes the impact of the RICMAC acquisition on Merchants’ balance sheet. Note: Assumes gross proceeds of $100.0MM, 6.325% blended underwriting spread, $1.4MM additional expenses, 94% of net proceeds downstreamed to the Bank and 0% risk-weighting on net proceeds.

Investment Highlights Strong profitability driven by an integrated platform and diverse revenue stream History of strong performance with June 30, 2017 year-to-date ROAA of 1.74% and ROATCE of 25.40% #1 ranked performer among Indiana-based banks according to SNL Financial’s “Top Performing Banks” of 2016 for banks between $1.0B – $10B in assets(1). Ranked 25th out of 546 in this category nationwide Diverse earnings model via three primary business lines that each have a history of profitability and growth, including through periods of overall market decline Experienced management team with a long-term track record of performance and industry involvement Management has an average of 30+ years of experience in financial services Five members of the management team have been with the Company for 10+ years Strong credit culture originating lower risk assets as evidenced by low loan loss experience Complementary business lines offer insulation from cyclical economic and credit swings Balanced revenue stream approach can help minimize volatility in our earnings through various economic and interest rate cycles Noninterest income contributed 46% of net revenue for the six months ended June 30, 2017 Diverse and stable source of revenue from primary business lines within mortgage banking business are complementary Merchants Bank has an innovative warehouse lending platform considered to be an industry leader with the capability to fully fund electronic mortgages through Merchants’ E-Note program For the year ended December 31, 2016, mortgage warehouse lending funding volumes increased by 23% as compared to the year ended December 31, 2015, while the mortgage market as a whole increased by 13% Despite capital constraints, we have grown market share in warehouse lending. For the six months ended June 30, 2017 our mortgage warehouse lending volumes increased 4.3% compared to the six months ended June 30, 2016 while the mortgage market as a whole decreased by 4.2%(2) Commercial lines of credit secured by mortgage servicing rights increase loans and deposits Stable source of funds driven by synergies between operating segments Cost of total deposits of 0.70% for the six months ended June 30, 2017 Mortgage custodial deposits at June 30, 2017 are $1.5B including $458MM of PR Mortgage deposits which will grow with the multifamily servicing portfolio, and which will, in turn, increase net interest margin in the securities portfolio Community banking structure and specialty lending businesses complement one another and create operating and revenue synergies 22 Source: SNL Financial. Published March 21, 2017 and based upon relative profitability, asset quality and loan growth. Source: Mortgage Bankers Association of America.

Appendix

24 Experienced Management Team Executive & Title Years in Industry Relevant Experience Michael Petrie Chairman & CEO of Merchants Bancorp 38 Mr. Petrie has served as the Chairman and Chief Executive Officer of Merchants and Merchants Bank since October 2006 and March 2002, respectively, and President of PR Mortgage since it was founded by Mr. Petrie and Mr. Rogers in August 1990. In 2005, Mr. Petrie served as Chairman of the Mortgage Bankers Association Board of Directors, Washington, D.C. Randall Rogers Director, President and COO of Merchants Bancorp 48 Mr. Rogers has served as a director of Merchants and the Vice Chairman of Merchants Bank since October 2006 and March 2002, respectively. Mr. Rogers has served as President and Chief Operating Officer of Merchants since 2011, and Chairman of PR Mortgage since it was founded by Mr. Petrie and Mr. Rogers in August 1990 Michael Dunlap Director, President and Co-COO of Merchants Bank of Indiana 25 Mr. Dunlap has served as a director of Merchants since May 2014 and has been President and Co-COO of Merchants Bank since May 2014. He joined Merchants Bank as Senior Vice President of Mortgage Banking in 2009. Prior to joining Merchants Bank, he served as the CFO of National City Mortgage, now a part of PNC John Macke Chief Financial Officer of Merchants Bancorp and Merchants Bank 25 Mr. Macke joined Merchants in July 2017 as the Chief Financial Officer. Prior to joining Merchants, Mr. Macke served as Executive Vice President of Capital Markets at Stonegate Mortgage Corporation where he also served as Chief Financial Officer from April 2013 to May 2014 after joining in January 2012 Scott Evans Director, President and Co-COO of Merchants Bank of Indiana 28 Mr. Evans has served as a director of Merchants and President and COO of Merchants Bank Lynn Market since March 2004. Mr. Evans has over 28 years of community banking and related experience. Prior to joining Merchants, Mr. Evans was Assistant VP, Agriculture Lending at Bath State Bank, Bath, Indiana from 2002 to 2004 Michael Dury EVP and Chief Operating Officer of PR Mortgage 10 Mr. Dury has been with PR Mortgage since July 2007 in various capacities, starting as a Real Estate Investment Officer and currently in the position of Executive Vice President and Chief Operating Officer of PR Mortgage. During his employment with PR Mortgage, Mr. Dury has also served as the Assistant VP, Vice President, and Senior VP and COO

Experienced Management Team

Name	Title	Age	Years in Financial Services	Years with the Company	Ownership
Michael F. Petrie	Chairman and CEO of Merchants and Merchants Bank	63	38	27	46.53% (1)
Randall D. Rogers	President and COO of Merchants, Vice Chairman of Merchants Bank	71	48	27	44.84% (2)
Michael J. Dunlap	President and Co-COO of Merchants Bank	51	25	8	*
John F. Macke	Chief Financial Officer of Merchants and Merchants Bank	52	25	0	-
Michael R. Dury	Executive Vice President & COO of PR Mortgage	32	10	10	*
Scott A. Evans	Lynn Market President and Co-COO of Merchants Bank	52	28	13	*
Susan D. Kucer	Indianapolis Market President of Merchants Bank	62	35	2	-
Jerry F. Koors	President of Merchants Mortgage	53	26	4	*
Richard L. Belser	Senior Vice President and Senior Credit Officer of Merchants Bank	66	43	10	-
Bill D. Buchanan	Senior Vice President and Chief Accounting Officer of Merchants and Merchants Bank	59	29	3	*
Kevin T. Langford	Senior Vice President and Chief Administrative Officer of Merchants Bank	49	27	1	-
		Total			**91.57%(3)**
		Average	30	10	

* Denotes less than 1%
1) Includes 38.58% beneficially owned by Mr. Petrie's wife, Jody J. Petrie.
2) Includes 43.59% beneficially owned by Mr. Rogers' wife, Mary H. Rogers.
3) Includes 82.17% beneficially owned Mr. Petrie or Mr. Rogers' wives as described in (1) and (2) above

25

Organizational Structure 26

YTD 2017 Segment Reporting 27 Merchants has three reportable segments: Multi-family Mortgage Banking Mortgage Warehousing Banking Multi-family Mortgage Banking: Originates and services predominantly government sponsored mortgages for multi-family and healthcare facilities Mortgage Warehousing: Funds agency eligible residential loans from origination, or purchase, to sale in the secondary market, as well as commercial loans to non-depository financial institutions Banking: Provides a wide range of financial products and services to consumers and businesses, including commercial, commercial real estate, mortgage and other consumer loan products; letters of credit; and various types of deposit products

2016 Segment Reporting 28

2015 Segment Reporting 29

30 Historical Financial Performance 2012 and 2013 pro forma net income represents the pro forma effects of income taxes using 40% income tax rate, as Merchants was a Subchapter S corporation in years prior to 2014. 2014 pro forma net income represents the recognition of deferred tax liabilities recorded upon conversion from a Subchapter S corporation to a regular C corporation. Represents basic and diluted earnings per share calculated on pro forma net income. Represents pro forma performance metrics calculated on net income as adjusted for the effects of income taxes included calculated using a 40% income tax rate for years previously reported as a Subchapter S corporation. Represents pro forma performance metrics calculated on net income as adjusted for the effects of the deferred tax liabilities recorded in connection with the conversion from Subchapter S to C corporation.

Infrastructure Merchants Bancorp currently has 163 employees Including Merchants’ principal executive offices, the Company operates a total of five branches, consisting of three branches in the Indianapolis, Indiana metropolitan area and two branches in Lynn, Indiana Merchants plans to relocate its principal executive offices in 2018 to a site the Company owns in downtown Carmel, Indiana 31 Area Headcount Merchants Bank: Lynn/Spartanburg 24 Retail 23 Mortgage Warehouse 23 Merchants Mortgage 24 P/R Mortgage 42 Merchants Bank: Administrative 22 Bancorp 5 Total 163 Address Principal Purpose 11555 North Meridian Street, Suites 400, 500, 520 and 560 Carmel, Indiana 46032 Principal Executive Office, PR Mortgage and Warehouse Lending 3737 East 96th Street Indianapolis, Indiana 46240 Central Indiana Bank Branch 11590 North Meridian Street, Suite 120 Carmel, Indiana 46032 Central Indiana Bank Branch and Merchants Mortgage 7375 South US Highway 27 Lynn, Indiana 47355 Lynn, Indiana Branch 6880 South Arba Pike Lynn, Indiana 47355 Lynn, Indiana Branch 4th Street SW and 4th Avenue SW Carmel, Indiana 46032 Future Site of Headquarters (2018)

32 Reconciliation of Non-GAAP Measures Represents the recognition of deferred tax liabilities recorded upon conversion from a Subchapter S corporation to a regular C corporation. Represents the pro forma effects of income taxes using a 40% income tax rate, as Merchants was a Subchapter S corporation in years prior to 2014. Tangible assets represents consolidated assets less goodwill of $523 in each period. The efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income.